SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	Meng Ding To Call Writer Directly +852 2509 7858 meng.ding@sidley.com

March 1, 2023

CONFIDENTIAL

Joseph Kempf

Robert Littlepage

Matthew Crispino

Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMMRSIV Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed February 10, 2023
File No. 333-269055

Dear Mr. Kempf, Mr. Littlepage, Mr. Pattan and Mr. Crispino,

On behalf of our client, IMMRSIV Inc. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 23, 2023 regarding the Company’s Amendment No. 1 to the Registration Statement on Form F-1 publicly filed on February 10, 2023 (the “Amendment No. 1 to the Registration Statement on Form F-1”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Amendment No.2 to the Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement on Form F-1 to address the comments, and by providing an explanation if the Company has not so revised the Amendment No. 1 to the Registration Statement on Form F-1. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2 to the Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee, Linh Hue Lieu,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

Amendment No.2 to the Registration Statement

Cover Page

1.

We note the addition of a selling shareholder offering. Please revise the registration statement to contain separate prospectuses for the underwritten primary offering and the at-the-market resale offering. Also, tell us why you have included the resale offering in this registration statement when the offering will not commence until after the closing of the underwritten offering.

In response to the Staff’s comment, the Company has revised the registration statement to contain separate prospectuses for the underwritten primary offering and the at-the-market resale offering.

The Company believes that including the resale offering in the registration statement provides important information about the Company in a single document, which allows potential investors who may be interested in both the primary offering and the resale offering to make informed investment decisions. This approach provides flexibility to selling shareholders to sell their shares immediately after the closing or wait until a favorable market condition develops, while saving the extra cost of filing a separate resale registration statement.

Risk Factors, page 13

2.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 5 and 32 of the Amendment No. 2 to the Registration Statement.

Consolidated Financial Statements, page F-1

3.	Provide audited financial statements that are as of a date not older than 12 months at the time of filing and upon the effectiveness of the registration statement pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

In response to the Staff’s comment, the Company has included a Request for Waiver and Representation under Item 8.A.4 of Form 20-F as Exhibit 99.2 to the Amendment No. 2 to the Registration Statement.

Item 7. Recent Sales of Unregistered Securities, page II-1

4.	Please revise to include the transaction in which the selling shareholders acquired the shares being offered for resale, or advise. Refer to Item 701 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page II-1 of the Amendment No. 2 to the Registration Statement.

***

If you have any questions regarding the Amendment No.2 to the Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Png Bee Hin, Chairman of the Board and Chief Executive Officer
Ahmed Mohidin, Partner, Kreit & Chiu CPA LLP
Fang Liu, Esq., Partner, VCL Law LLP